EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of RVL Pharmaceuticals plc for the registration of up to $200,000,000 of ordinary shares, preferred shares, warrants to purchase ordinary shares, preferred shares or debt securities, debt securities consisting of debentures, notes or other evidences of indebtedness, units consisting of a combination of the foregoing securities or any combination of these securities as well as 39,398,404 of its ordinary shares and to the incorporation by reference therein of our report dated March 30, 2022, with respect to the consolidated financial statements of RVL Pharmaceuticals plc included in its Annual Report (Form 10-K) for the year ended December 31, 2021 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

January 26, 2023